Exhibit 23.2

Independent Accountants’ Consent

The Board of Directors

Rudolph Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-92443) on Form S-8 and registration statement (No. 333-54860) on Form S-3 of Rudolph Technologies, Inc. of our report dated January 28, 2004, with respect to the consolidated balance sheets of Rudolph Technolgies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), stockholders’ equity, and cash flows for the years then ended, and the related 2003 and 2002 financial statement schedule, which report appears in this December 31, 2003 annual report on Form 10-K of Rudolph Technologies, Inc.

/s/    KPMG LLP

Short Hills, New Jersey

March 15, 2004